FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2011

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 14 October, 2011

                                         EXHIBIT INDEX
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EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 14 October, 2011
           Unilever to Acquire 82% of Concern Kalina

Exhibit 99

UNILEVER TO ACQUIRE 82% OF LEADING RUSSIAN BEAUTY COMPANY CONCERN KALINA

Successful brands enhance presence in attractive emerging market, strengthen Personal Care portfolio and create leading position in skin care in Russia.

Unilever, one of the world's leading consumer goods companies and Concern Kalina, the leading Russian beauty company, today announced that Unilever has agreed to acquire 82% of Concern Kalina. The transaction, which is pending required regulatory approvals, values the equity of the total business at RUB 21.5 billion (€ 500 million).

Concern Kalina is Russia's largest local personal care player with leading positions in skin and hair care and an expected 2011 turnover of around RUB 13 billion (€ 303 million). Concern Kalina is headquartered in Ekaterinburg, where its manufacturing facility is situated. The company has a strong, extensive distribution network and sells its products primarily in Russia, Ukraine and Kazakhstan. It employs around 1,900 people.

Paul Polman, CEO of Unilever said: "We are delighted to be acquiring Concern Kalina. This will transform Unilever's personal care business in Russia, giving us leading positions in skin care and hair care, as well as establishing a presence in oral care. It will also strengthen and re-balance Unilever's portfolio and competitive position in Russia, an emerging market with considerable potential and one of our priority countries."

The transaction fulfils a number of key criteria for Unilever. It:

•	enhances Unilever's presence in an attractive, high-growth market with a differentiated portfolio which has grown at above market rates in competitive categories;

•
adds to Unilever's portfolio successful, authentic Russian brands in skin care, hair care and oral care like Pure Line, Black Pearl, Silky Hands, 100 Recipes of Beauty and Forest Balm, complementing Unilever's own brands such as Dove, Sunsilk, Timotei and Clear;

•	provides Unilever with the opportunity to use its technology to take these brands to a new level.

Polman continued, "Personal Care is a strategic category for Unilever and growing rapidly. Ten years ago it represented 20% of Group turnover; strong organic growth has driven it to now reach over 30%, with strong positions in many of the emerging markets.

"Organic growth remains the cornerstone of our ambition to double the size of Unilever whilst reducing our overall environmental impact. Acquisitions such as Concern Kalina supplement organic growth and add powerful new brands to our portfolio."

Timur Goryaev, Chairman of Concern Kalina said:  "The agreement reached with Unilever will enable the brands we have built into some of Russia's best loved and most recognised since we started in 1996 to be taken to new heights."

Alexander Petrov, CEO of Concern Kalina, added "The coming together of our company with one of the most successful and best-known global companies represents a tremendous vote of confidence in the strength of our brands, the people who have built them and the potential of the Russian market. The combination with Unilever will also provide our employees with opportunities in one of the best companies in the world."

The transaction implies an enterprise value for 100% of Concern Kalina of approximately RUB 25.9 billion (€604 million). This represents a sales multiple of 2.0 and a pre-synergy proforma EBITDA multiple of 11.7. The price per share is RUB 4.098, calculated on the basis of 5.2 million outstanding shares in circulation. The price per share is subject to a number of completion adjustments and the final share price on closing could be different.

Subject to obtaining the required regulatory approvals, the acquisition is expected to complete by the end of 2011. On completion Unilever intends to launch a Mandatory Tender Offer to acquire the remaining shares that are not part of the initial agreement, at such time and on terms mandated by Russian law.

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NOTES
•	The amount paid to acquire the 82% stake is approximately RUB 16.7 billion (€390m).
•	The figure quoted of 5.2 million outstanding shares does not include 1.2 million shares in Concern Kalina that are currently held by its own subsidiary companies.
•	Under the terms of the agreement, the 82% shareholding Unilever will acquire in Concern Kalina includes these additional 1.2 million shares.

About Unilever

Unilever works to create a better future every day.  We help people feel good, look good and get more out of life with brands and services that are good for them and good for others.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong operations in more than 100 countries and sales in 180. Consumers buy 170bn Unilever packs around the world every year, and our products are used over two billion times a day.

Our portfolio includes some of the world's best known and most loved brands including twelve €1 billion brands, and global leadership in many categories in which we operate.  The portfolio features iconic brands such as: Knorr, Hellmann's, Lipton, Dove, Vaseline, Persil, Cif, Marmite and Pot Noodle.

We have around 167,000 employees in over 100 countries, and generated annual sales of €44.3 billion in 2010.  For more information about Unilever and its brands, please visit www.unilever.com

Unilever is Food Industry Leader in the Dow Jones Sustainability World Indexes for the 13th year running. We are included in the FTSE4Good Index Series and attained a top environmental score of 5, leading to inclusion in the FTSE4Good Environmental Leaders Europe 40 Index. We are also ranked 7th in the Global 100 Most Sustainable Corporations in the World, a list compiled by Corporate Knights Magazine.  We achieved Platinum Plus standard in the UK's Business in the Community Corporate Responsibility Index 2009, and were named Company of the Year in 2010.

About Concern Kalina

Today, Concern Kalina is one of the leading Russian personal care manufacturers offering a wide spread of products to its consumers in Russia and the CIS.

Concern Kalina works to build the leading brands in Beauty sectors of the market. Key pillars to success of the corporate strategy have been consumer-centric marketing; focus on fastest-growing products and growth across key categories and geographies.

Concern Kalina develops strong brands in the key segments of Russian personal care market. The leading brands of the company are Black Pearl, Clean Line, 100 Recipes of Beauty and Silky Hands in skin care, and 32 and Forest Balsam in oral care.

Concern Kalina is a public company and follows advanced international standards of corporate governance. The Company's shares are listed on the RTS and MICEX stock exchanges, as well as on the foreign over-the-counter market in the form of ADR/GDR.

Forward-looking Statements

Statements in this release that are "forward-looking statements" are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: Unilever's ability to consummate the acquisition of Concern Kalina and to achieve the synergies and value creation contemplated by the proposed acquisition; Unilever's ability to promptly and effectively integrate the businesses of Concern Kalina and Unilever; and the timing to consummate the proposed acquisition and any necessary actions to obtain required regulatory approvals.